October 25, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File No. 000-07406

Dear Mr. Hiller:

In response to your letter dated August 9, 2007 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations F-5

  We note you recognized a significant gain on the sale and exchange of assets during the year ended December 31, 2005. Please disclose within the footnotes to your financial statements as well as within MD&A the origin of this gain.

  Response: This gain on sale of assets resulted from the transaction described in financial statement footnote 2 (the "Partners transaction") of both the 2006 and 2005 financial statement. This transaction was also described in the "Significant 2005 Transactions" section of the 2005 Item 1. Business. Registrant will clarify reference and report in Item 2. Management's Discussion and Analysis of financial condition and results of operations. See Exhibit A for discussion of change in gain and loss from year to year.

  In addition, please revise your statements of operations to include all gains on the sale and exchange of assets in income from operations as required by paragraph 45 of SFAS 144.

  Response: See Exhibit B for revised statement of operations.

  Consolidated Statements of Cash Flows, page F-7

  We note that you recognized stock based compensation expense in the amount of $1,313,000 for the year ended December 31, 2006. Please comply with the disclosure requirements outlined in paragraphs 64 and 65 of SFAS 123R relating to this charge. If you adopted SFAS 123R as of January 1, 2006, you should also provide the disclosures outlined in paragraphs 84 and 85 of SFAS 123R.

Response: The stock based compensation expense in the amount of $1,313,000 for the year ended December 31, 2006 was recorded on the books of an LLC which the Registrant controls and accounts for as a consolidated subsidiary. The expense was recorded to reflect the fair market value of an economic interest in the LLC awarded to two key executives of the LLC during 2006. As the Registrant did not issue its shares, share options or equity instruments, this transaction was outside the scope of SFAS 123R.

Note 1. Description of Operations and Significant Accounting Policies, page F-8

General and Administrative Expenses, page F-10

3. We note that certain partnerships you sponsor reimburse you for general and administrative costs incurred on their behalf. Please disclose whether you report these reimbursements as revenue, as a reduction to general and administrative expenses, or in some other fashion. In addition, please disclose the amounts you were reimbursed for each period a statement of operations has been presented.

Response: Registrant reports these reimbursements as a reduction to general and administrative expenses. Amounts reimbursed were $1,450,000, $1,040,000 and $1,037,000 in 2004, 2005 and 2006 respectively.

Engineering Comments

Properties, Page 16

4. Please amend your document to include a description of your principal fields. This description, as a minimum, should include location, depth, reservoir, character, annual production columns, proved reserves, exploration and development activities. Include any unusual characteristics that impact the field economics, e.g. oil gravity, gas energy content, sulfur content. You may find the guidance in Item 102 of Regulation S-K helpful in understanding the disclosure requirements in this area.

Response: See attached Exhibit C for a description of our principal fields.

Properties, Page 17

  Please disclose your historical oil and gas realizations before and after the effect of your hedging arrangements.

Response: Registrant had no hedging arrangements in place related to 2005 or 2006 production. Therefore there are no additional prices to disclose.

Properties, Page 18

6. Please expand your tables under this heading to also include material undeveloped acreage subject to expiration in each of the next three years. Please refer to paragraph 5 of SEC Industry Guide 2 if you require further clarification.

Response: See Exhibit D.

Supplementary Information Page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, Page F-20

7. Please correct the 2006 net capitalized costs line item, presently showing $281,740,000, to reflect a proper summation of the amounts listed, and as necessary to agree with the corresponding amount shown on page F-3.

Response: See Exhibit E.

Reserve Quantity Information, Page F-23

8. We note the significant changes in your proved reserves for 2005 and 2006. Please comply with paragraph 11 of FAS 69, which requires an explanation of "significant changes" to your disclosed proved reserves, as reflected in the various categories of change identified in the reconciliation. Please be sure to describe the activities, findings and circumstances that led to the additions of proved reserves reported in each of the last two years; also indicating the extent to which these correlate with the development costs identified on page F-20.

Response: See Exhibit F.

Closing Comments

In connection with responding to your comments we acknowledge that;

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer

Exhibit A

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

2006 as compared to 2005

Gain on sale and exchange of assets decreased to $3,017,000 in 2006 from $20,334,000 in 2005. This decrease reflects the non-recurring gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

Results of Operations:

2005 as compared to 2004

Gain on sale and exchange of assets increased to $20,334,000 in 2005 from $75,000 in 2004. This increase reflects the gain recognized during 2005 related to the following transaction. In August 2005, the Company completed a transaction involving its interests in certain offshore Gulf of Mexico properties effective April 1, 2005 (the "Partners transaction"). Prime Offshore L.L.C., (Prime Offshore) formerly F-W Oil Exploration L.L.C., a subsidiary of the Company, entered into a limited partnership agreement (the "Partners Agreement"), wherein Prime Offshore is the General Partner of FWOE Partners L.P. ("Partners") formed for the acquisition, development and operation of oil and gas properties and pipelines, equipment, facilities and fixtures appurtenant thereto, in offshore Gulf of Mexico (the "Properties"). Prior to entering into the Partners Agreement, Prime Offshore had distributed interests in the Properties to the minority shareholders of Prime Offshore and the Company purchased all of the outstanding shares of such minority shareholders for $250,000, resulting in the Company's 100% ownership of Prime Offshore.

Prime Offshore contributed all of its interest in the Properties to Partners in exchange for an initial 20% General Partner interest in Partners and a cash distribution of $43.2 million. Partners purchased the interests previously distributed to the former minority shareholders for $27.7 million. The entire $70.9 million expended by Partners was funded by a cash contribution by the Limited Partner. The cash distribution includes adjustments for estimated net revenues from the effective date of April 1, 2005, estimated capital expenditures and other typical closing adjustments.

Exhibit B
PRIMEENERGY CORPORATION and SUBSIDIARIES
CONSOLIDATED STATEMENTS of OPERATIONS
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Revenue:
Oil and gas sales	$61,924,000	$53,988,000	$43,967,000
Field service income	20,319,000	15,182,000	11,965,000
Administrative overhead fees	9,704,000	7,068,000	6,317,000
Loss on derivative instruments, net		(415,000)
Interest and other income	472,000	123,000	179,000

	92,419,000	75,946,000	62,428,000

Costs and expenses:
Lease operating expense	21,040,000	18,573,000	14,939,000
Field service expense	15,796,000	12,791,000	10,939,000
Depreciation, depletion and amortization	14,437,000	11,274,000	12,156,000
General and administrative expense	12,400,000	10,493,000	7,536,000
Exploration costs	1,162,000	664,000	5,499,000

	64,835,000	53,795,000	51,069,000

Add gain on sale and exchange of assets	3,017,000	20,334,000	75,000

Income from operations	30,601,000	42,485,000	11,434,000

Other income and expense:
Less interest expense	2,091,000	1,531,000	1,136,000

Income before provision for income taxes	28,510,000	40,954,000	10,298,000
Provision for income taxes	10,210,000	14,999,000	3,023,000

Net income	$18,300,000	$25,955,000	$7,275,000

Basic net income per common share	$5.52	$7.64	$2.04
Diluted net income per common share	$4.50	$6.27	$1.70

Exhibit C (Page 1)

Our proved reserves totaled approximately 94.6 Bcfe at December 31, 2006, of which 73% was natural gas. This reserve level was up by 41 percent from 67.1 Bcfe at December 31, 2005 on the strength of results from our drilling program and the increase in our capital spending

The following table presents certain reserve, production and well information as of December 31, 2006.

	Appalachian	Gulf Coast	Mid-Continent	West Texas	Offshore	Other	Total
Proved Reserves at Year End (Mcfe)
Developed	9,016,290	5,841,659	22,880,719	19,605,557	31,734,092	1,727,389	90,805,706
Undeveloped				1,774,874	2,020,420		3,795,294
Total	9,016,290	5,841,659	22,880,719	21,380,431	33,754,512	1,727,389	94,601,000

Average Daily Production (Mcfe per day)	1,549	3,393	6,954	4,447	4,331	1,156	21,830

Gross Wells	724	440	811	262	21	143	2,401
Net Wells	315	216	309	82	11	15	948

Gross Operated Wells	497	336	446	188	17	61	1545

Appalachian Region

Our Appalachian activities are concentrated primarily in West Virginia. In this region, our assets include a large acreage position and a high concentration of wells. At December 31, 2006, we had 724 wells (315 net), of which 497 wells are operated by us. There are multiple producing intervals that include the Big Lime, Injun, Blue Monday, Weir, Berea, Gordon and Devonian Shale formations at depths primarily ranging from 1,600 to 5,600 feet. Average net daily production in 2006 was 1,549 Mcfe. While natural gas production volumes from Appalachian reservoirs are relatively low on a per-well basis compared to other areas of the United States, the productive life of Appalachian reserves is relatively long. At December 31, 2006, we had 9.0 Bcfe of proved reserves (substantially all natural gas) in the Appalachian region, constituting 9.5% of our total proved reserves. This region is managed from our office in Charleston, West Virginia.

Gulf Coast Region

Our development, exploitation, exploration and production activities in the Gulf Coast region are primarily concentrated in Louisiana and in south and east Texas. This region is managed from our office in Houston. Principal producing intervals are in the Marg Tex, Yegua, Petit, Glenrose and Woodbine formations in Louisiana and east Texas and the San Miguel, Yegua and Wilcox formations in south Texas at depths ranging from 3,000 to 12,500 feet. We had 440 wells (216 net) in the Gulf Coast region as of December 31, 2006, of which 336 wells are operated by us. Average daily production in 2006 was 3,393 Mcfe. At December 31, 2006, we had 5.8 Bcfe of proved reserves (64% natural gas) in the Gulf Coast region, which represented 6% of our total proved reserves.

Exhibit C (Page 2)

Mid-Continent Region

Our Mid-Continent activities are concentrated in the Anadarko Basin in Oklahoma. As of December 31, 2006, we had 811 wells (309 net) in the Mid-Continent area, of which 446 wells are operated by us. Principal producing intervals in the Mid-Continent are in the Roberson, Hunton, Mississippian, Oswego, Red Fork, and Chester formations at depths ranging from 2,000 to 10,500 feet. Average net daily production in 2006 was 6,954 Mcfe. At December 31, 2006, we had 22.9 Bcfe of proved reserves (63% natural gas) in the Mid-Continent area, or 24% of our total proved reserves. This region is managed from our office in Oklahoma City.

West Texas Region

Our West Texas activities are concentrated in the Permian Basin in Texas and New Mexico. As of December 31, 2006, we had 262 wells (82 net) in the West Texas area, of which 188 wells are operated by us. Principal producing intervals in the West Texas are in the Spraberry and San Andres formations at depths ranging from 5,500 to 12,500 feet. Average net daily production in 2006 was 4,447 Mcfe. At December 31, 2006, we had 21.4 Bcfe of proved reserves (35% natural gas) in the West Texas area, or 23% of our total proved reserves. This region is managed from our office in Midland, Texas.

Offshore Gulf of Mexico

Our development, exploitation, exploration and production activities in the Offshore Gulf of Mexico are primarily concentrated in the western gulf area in shallow water. This region is managed from our office in Houston. Principal producing intervals are in the Miocene formation at depths ranging from 1,200 to 12,500 feet. We had 21 wells (11 net) in the Offshore Gulf of Mexico region as of December 31, 2006, of which 17 wells are operated by us. Average daily production in 2006 was 4,331 Mcfe. At December 31, 2006, we had 33.8 Bcfe of proved reserves (substantially all natural gas) in the Offshore Gulf of Mexico region, which represented 36% of our total proved reserves.

Exhibit D
Acreage subject to Expiration in the next three years
	2007		2008		2009
State	Gross	Net	Gross	Net	Gross	Net

GULF OF MEXICO	34,349	25,761	11,520	8,640	11,549	4,915
OKLAHOMA	460	323	2,080	1,462	840	799
TEXAS	3,054	1009	1,646	708	7,219	3,048

TOTAL	37,863	27,093	15,246	10,810	19,608	8,762

Exhibit E

PRIMEENERGY CORPORATION and SUBSIDIARIES

SUPPLEMENTARY INFORMATION

_________________________

PRIMEENERGY CORPORATION and SUBSIDIARIES

CAPITALIZED COSTS RELATING to OIL and GAS PRODUCING ACTIVITIES

December 31, 2006, 2005 and 2004

_________________________

(Unaudited)

	2006	2005	2004

Developed oil and gas properties	$ 284,698,000	$ 125,248,000	$ 95,018,000
Undeveloped oil and gas properties	5,047,000	6,166,000	13,149,000
	289,745,000	131,414,000	108,167,000
Accumulated depreciation, depletion and valuation allowance	78,005,000	65,234,000	60,098,000
Net capitalized costs	$ 211,740,000	$ 66,180,000	$ 48,069,000

Exhibit F

Changes in Reserves:

The 2006 extensions and discoveries included 31.4 BCF of natural gas primarily related to additions from the Company's offshore drilling activities and 812,000 barrels of oil primarily related to the Company's drilling activity in West Texas. The Company spent $17 million and $135 million on exploration and development activities, respectively, during 2006.

The 2005 extensions and discoveries included 11 BCF of natural gas primarily related to additions from the Company's offshore drilling activities and 807,000 barrels of oil primarily related to the Company's drilling activity in West Texas. The Company spent $664,000 and $44 million on exploration and development activities, respectively, during 2005.

The 2005 upward revision of previous estimates was caused by the increase in oil and gas prices at the end of 2005. The 2005 sales of reserves is primarily related to the sale of reserves in the Partners transaction, discussed more fully in footnote 2 Significant Acquisitions and Dispositions.